

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2012

Via E-mail
Brent A. Moen
Senior Vice President and Chief Financial Officer
Regis Corporation
7201 Metro Boulevard
Edina, Minnesota 55439

Re: Regis Corporation
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed August 26, 2011
File No. 1-12725

Dear Mr. Moen:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Signature Page

1.   Please identify who is signing as your principle executive officer(s).

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion and Analysis, page 17

2.   You disclose at the top of page 19 that "[t]he Committee has established an executive pay philosophy that targets total remuneration (i.e., base salary + annual and long-term incentives + benefits) around the market median…" You make other references in your compensation discussion and analysis to considering market information when setting various elements of compensation. Please provide more detailed disclosure about how

the individual elements of compensation and total compensation of your named executive officers compare with market information and, in particular, the market medians.

3.   You disclose on page 21 and elsewhere that you use EBITDA as a performance objective under your annual non-equity incentive plan. We note, however, that your performance metric is a measure that is adjusted from EBITDA. Therefore, please refer to the performance metric by another term, such as Adjusted EBITDA.

Long-term Incentive Compensation, page 26

4.   Please discuss why the company has a policy of awarding restricted stock that entitles the holder to vote and receive accumulated dividends on the shares prior to vesting. Explain how these features support the goals of your long-term incentive compensation program. Provide a similar discussion regarding awards of restricted stock units that accrue dividends.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
- the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director